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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                                 (RULE 13D-101)

                                (AMENDMENT NO. 2)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13D-1(a) AND
                      AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)



                            ARV Assisted Living, Inc.
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                                (Name of Issuer)

                      Common Stock, no par value per share
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                         (Title of Class of Securities)

                                    00204C107
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                                 (CUSIP Number)

                               Douglas M. Pasquale
                          c/o ARV Assisted Living, Inc.
                              245 Fischer Ave., D-1
                              Costa Mesa, CA 92626
                                 (714) 751-7400
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 23, 2003
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ( ).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

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1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
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CUSIP No. 00204C107                   13D              Page  2   of   5    Pages
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   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          DOUGLAS M. PASQUALE
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) ( )
                                                                         (b) ( )

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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS*

          NOT APPLICABLE
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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)                                                  ( )

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
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  NUMBER OF               7     SOLE VOTING POWER                              0
   SHARES              ---------------------------------------------------------
BENEFICIALLY              8     SHARED VOTING POWER                            0
  OWNED BY             ---------------------------------------------------------
    EACH                  9     SOLE DISPOSITIVE POWER                         0
 REPORTING             ---------------------------------------------------------
PERSON WITH              10     SHARED DISPOSITIVE POWER                       0
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     0
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    ( )

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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%
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   14     TYPE OF REPORTING PERSON*

          IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 00204C107                   13D              Page  3   of   5    Pages
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ITEM 4.  PURPOSE OF TRANSACTION.

         On April 23, 2003, the shareholders of the Issuer approved the merger (the "Merger") of Jenny Merger Corp. ("Merger Sub"), a wholly-owned subsidiary of Prometheus Assisted Living LLC ("Prometheus") with and into the Issuer. The Merger was also closed on April 23, 2003. Pursuant to the Merger Agreement, each share of the Issuer's Common Stock and each share of the Issuer's Common Stock for which options were outstanding immediately prior to April 23, 2003 (other than shares owned by Prometheus or by LFSRI II Assisted Living LLC as a result of the exercise of that certain warrant to purchase shares of the Issuer's common stock dated April 24, 2000) were converted into the right to receive $3.90 (the "Merger Consideration") in cash, without interest. In accordance with the Merger Agreement, all of the Reporting Person's options to purchase Common Stock were treated as set forth in the foregoing sentence, and, therefore, the Reporting Person currently beneficially owns no Common Stock of the Issuer. Subsequent to the Merger, Prometheus is the beneficial owner of 100% of the capital stock of the Issuer.

         Additional information regarding the Merger, its terms and conditions, its closing and the timing of various events may be found in press releases filed by the Issuer with the SEC at the SEC's web site at http://www.sec.gov on January 9, 2003, and on April 23, 2003. The Merger Agreement may be obtained at the SEC's web site as it was filed with the SEC by Prometheus (and certain related parties) as Exhibit 1 to Amendment No. 17 to Schedule 13D on January 6, 2003. In connection with the Merger, the Issuer filed a proxy statement with the SEC on March 28, 2003, which is also available through the SEC's web site at http://www.sec.gov and contains additional information regarding the Merger and the Merger Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) After the Merger discussed in Item 4 to this Amendment No. 2, the Reporting Person is the direct beneficial owner of -0- shares of Common Stock.

         (b) The Reporting Person has the power to vote or direct the vote, and the power to dispose or direct the disposition, of -0- shares of Common Stock.

         (c) The only transactions in the Issuer's securities are pursuant to the Merger discussed in Item 4 to this Amendment No. 2.


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CUSIP No. 00204C107                   13D              Page  4   of   5    Pages
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

         The information set forth in Item 4 to this Amendment No. 2 is incorporated herein by reference.


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CUSIP No. 00204C107                   13D              Page  5   of   5    Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date: April 24, 2003


                                        /s/ Douglas M. Pasquale
                                        ----------------------------------------
                                        Douglas M. Pasquale